

December 8, 2022

Adam Larson
Chief Financial Officer
Cottonwood Communities, Inc.
1245 E. Brickyard Road, Suite 250
Salt Lake City, UT 84106

> **Re: Cottonwood Communities, Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 30, 2022**
> **File No. 000-56165**

Dear Adam Larson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Funds from Operations, page 48

1. You disclose that you use Core FFO as a measure of your operating performance and that it is useful to investors because it facilitates an understanding of your operating performance after adjusting for non-cash expenses and other items not indicative of ongoing operating performance. Please tell us how you determined how the exclusion of performance participation allocation is consistent with the uses that you disclose. Reference is made to Item 10(e) of Regulation S-K.

Notes to Consolidated Financial Statements
10. Related-Party Transactions
Performance Participation Allocation, page F-23

2.      Please clarify for us the nature of the performance participation allocation. In addition, please tell us your basis in U.S. GAAP for recording this item as an expense. Within your response, please reference the authoritative accounting literature management relied upon.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction